                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                SCHEDULE 14D-9
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              -------------------

                             TRAVELOCITY.COM INC.
                           (Name of Subject Company)

                             TRAVELOCITY.COM INC.
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.001 per share
                        (Title of Class of Securities)

                                  893953-109
                     (CUSIP Number of Class of Securities)

                              -------------------

                               Terrell B. Jones
                     President and Chief Executive Officer
                             Travelocity.com Inc.
                           15100 Trinity Boulevard
                          Fort Worth, Texas  76155
                                (817) 785-8000
                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               with copies to:

                             Don M. Glendenning
                               Toni Weinstein
                          Locke Liddell & Sapp LLP
                        2200 Ross Avenue, Suite 2200
                            Dallas, Texas  75201
                               (214) 740-8000

    This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on March 18, 2002 by Travelocity.com Inc., a Delaware corporation ("Travelocity"), as amended by Amendment No. 1 thereto, dated March 28, 2002 (as amended, the "Schedule 14D-9"), relating to a tender offer commenced on March 5, 2002 by Travelocity Holdings Sub Inc., a Delaware corporation ("Sabre Sub") and an indirect wholly-owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Sabre"), disclosed in a Tender Offer Statement on Schedule TO dated March 5, 2002, as amended by Amendment No. 1 thereto, dated March 18, 2002, Amendment No. 2 thereto, dated March 21, 2002, Amendment No. 3 thereto, dated March 26, 2002, and Amendment No. 4 thereto, dated March 29, 2002 (as amended, the "Schedule TO"), to purchase all of the outstanding shares of Travelocity's common stock, par value $0.001 per share (the "Shares"), at a purchase price of $28.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2002, as supplemented by the Supplement thereto, dated March 18, 2002, and the related revised Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    The last paragraph on page 26 is hereby amended and restated as follows:

    "On February 27, 2002, the Special Committee, together with representatives of Salomon Smith Barney, met with Mr. Murphy and representatives of Goldman Sachs. During this meeting, the Sabre participants and the Special Committee discussed their respective views of the appropriate per Share valuation range; however, the Sabre participants declined to characterize the discussions as "negotiations." After a presentation by Goldman Sachs of its financial analyses of certain of Sabre's views regarding the offer, Salomon Smith Barney, at the request of the Special Committee, offered preliminary valuation observations for negotiation purposes to Sabre and Goldman Sachs that suggested an illustrative valuation of $30 or more per Travelocity share and that were derived from financial analyses, similar to those described below under "Summary of the Financial Analyses and Opinion of Financial Advisor." These valuation observations were solely in the nature of negotiation efforts, were distinct from Salomon Smith Barney's fairness evaluation, and were not adopted by Travelocity, the Special Committee or Salomon Smith Barney. Salomon Smith Barney also observed that, on a pre-tax basis, stockholders of Travelocity who are also stockholders of Sabre still have economic incentive to support an increase in the offer price for Travelocity Shares due to the limited impact on the valuation of Sabre shares occasioned by such an increase. In addition, Salomon Smith Barney presented a review of certain of the reasons why Sabre should view Travelocity as a value-creating and highly strategic asset for Sabre. These included the conflicts created by the convergence and divergence of the two companies' strategies, the accelerated pro forma growth created by the high growth rate of Sabre's businesses, the stated need by Sabre to have a relationship with the traveler, not just the travel agent, the elimination of Travelocity's public company costs, the elimination of redundancy in technology development and advertising costs across all online initiatives and the increased leverage when negotiating supplier deals across traditional and online distribution channels. The Sabre participants also reiterated Sabre's intention to launch the proposed tender offer on or soon after March 5, 2002 at $23 per Share. Also, Mr. Conner asked the Sabre and Goldman Sachs participants to inform Travelocity within the next 24 hours whether Sabre was prepared to enter into good faith negotiations to reach a mutually acceptable price."

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRAVELOCITY.COM INC.

                               By:  /s/ Terrell B. Jones
                                    --------------------------------------------
                                    Name: Terrell B. Jones
                                    Title: President and Chief Executive Officer

Dated:  April 4, 2002























                                       2